UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 48091
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibits 1-7 are documents prepared by Pointer Telocation Ltd. (the "Company") in connection with its right offering (the "Rights Offering").

Exhibit 1 is the Form of Instructions as to Use of Subscription Rights Certificates
Exhibit 2 is the Form of Notice to Shareholders who are Recordholders
Exhibit 3 is the Form of Letter to Nominee Holders Whose Clients are Beneficial Owners
Exhibit 4 is the Form of Letter to Clients of Nominee Holders
Exhibit 5 is the Form of Beneficial Owner Election Form
Exhibit 6 is the Form of Nominee Holder Certification
Exhibit 7 hereto is the Form of Subscription Rights Certificate

Exhibits 1-7 hereto were mailed beginning July 2, 2012 to holders of record of the Company's ordinary shares on June 29, 2012, which is the record date for the Rights Offering.

Exhibits 1-7 hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission with an effective date of June 7, 2010 (Registration No. 333-167144).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2012	POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors